Consent of Independent Accountant


     I hereby consent to the use of my report, dated February 28, 2000 on the balance sheet of Pipeline Data Inc. as of December 31, 1998 and December 31,1999 and for the period from inception, June 23, 1997 to December 31, 1999 and the related statements of operations, cash flows and stockholders' equity for the years ended December 31, 1998 and December 31, 1999, in Post-Effective Amendment No. 2 to the registration statement on Form SB-2 and the related prospectus of Pipeline Data Inc. (SEC File No. 333-79831). I further consent to the use of my name and to the statements made with respect to me, as they appear under the heading "Interests of Named Experts and Counsel" in the foregoing prospectus.




/s/ Thomas P. Monahan
September 14, 2001